Cimarex Energy Co.

1700 Lincoln Street, Suite 3700

Denver, Colorado 80203-4537

Phone 303-295-3995

Fax 303-295-3494

Sent Via EDGAR	July 22, 2015

Brad Skinner

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S Securities and Exchange Commission

Washington, D.C. 20549

cc.   Lily Dang

Re:	Cimarex Energy Co.
Form 10-K for the Fiscal Year Ended December 31, 2014, Filed
February 25, 2015
Form 10-Q for the Fiscal Quarter Ended March 31, 2015, Filed
May 5, 2015
File No. 1-31446

Dear Mr. Skinner:

This letter responds to your letter dated July 13, 2015 with the information you requested.

Cimarex Energy acknowledges that:

•                  Cimarex Energy is responsible for the adequacy and accuracy of  disclosure in its filings;

•                  SEC Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to Cimarex filings; and

•                  Cimarex Energy may not assert SEC Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

COMMENT/RESPONSE

Form 10-Q for the Quarter Ended March 31, 2015

Management’s Discussion and Analysis, page 16

Operating Costs and Expenses, page 17

Comment:

1.              Your disclosure under this section includes discussion of a ceiling test impairment charge recorded during the quarter ended March 31, 2015 and your expectation that additional charges will be recorded in future periods if commodity prices do not improve.

Given the manner in which the full cost ceiling test limitation is calculated, it appears that you would have an adequate basis to quantify reasonably possible near-term impacts of ceiling test impairments.  Accordingly, revise your disclosure to quantify the extent to which the impact of current prices will be reflected in your accounting and reporting based on your reasonable expectation of future impairment, especially in the near term.  See Section III.B of SEC Release 33-8350.

Response:

The disclosure in our Form 10-Q for the quarter ended March 31, 2015 includes the following:  “If pricing conditions stay at current levels or decline further, or if there is a negative impact on one or more of the other components of the calculation, we will incur full cost ceiling impairments in future quarters.” Our disclosure is not limited to pricing effects only, but also refers to the “other components of the calculation”.   These components include incremental proved reserves that may be added each period, revisions to previous reserve estimates, capital expenditures, operating costs, and all related tax effects. Individually, the future variability of each of these attributes cannot be reasonably predicted.  As a group, the interrelationship of changes among these components, including changes in commodity prices, are not consistent, preventing the ability to define the degree of correlation with each change.

We believe that an attempt to quantify a future impairment in our filings would be speculative and therefore does not constitute information known to the Company and that attempting to quantify a future impairment could cause misleading disclosure.  As a result, we respectfully submit that changes to our past disclosure are not necessary or appropriate.

However, we propose to expand our disclosure when appropriate in future filings, beginning with our Form 10-Q for the quarter ended June 30, 2015, to include disclosure of the actual impairment at the end of the period as well as the impairment that would have been recorded at the end of that period if lower commodity prices were used in the calculation as described below.  The proposed disclosure, with the revised text in italics, is as follows:

“At June 30, 2015, the carrying value of our oil and gas properties subject to the ceiling test exceeded the calculated value of the ceiling limitation, and we recognized an impairment of $[  ] ($[  ], net of tax).  This impairment resulted primarily from the impact of decreases in the 12-month average trailing prices for oil, natural gas and NGLs utilized in determining the future net cash flows from proved reserves. If pricing conditions stay at current levels or decline further, or if there is a negative impact on one or more of the other components of the calculation, we will incur full cost ceiling impairments in future quarters.    An amount of any future write-downs or impairment is difficult to predict, and will depend upon not only commodity prices but also incremental proved reserves that may be added each period, revisions to previous reserve estimates, capital expenditures,  operating costs, and all related tax effects.  The future variability, both individually and combined, of these attributes cannot be reasonably predicted.

Because the ceiling calculation requires rolling 12-month average commodity prices, the effect of lower quarter-over-quarter prices in 2015 compared to 2014 will be a lower ceiling value each quarter.  This will result in ongoing impairments, the magnitude of which will be affected by one or more of the other components of the ceiling test calculations, until prices stabilize or improve over a twelve-month period. An example of the sensitivity related to only price declines on the ceiling calculation follows.

At June 30, 2015, commodity prices used in the ceiling calculation, based on the required trailing twelve-month average, were$[  ] per Mcf of gas, $[  ] per barrel of oil and $[  ] per barrel of NGL.   Holding all components of the calculation constant and only adjusting commodity prices to amounts based on average prices for the seven months ended July 1, 2015 of $[ ] per Mcf of gas,    $[  ] per barrel of oil and $[  ] per barrel of NGL, the pre-tax ceiling impairment would have increased to $[  ].

The ceiling limitation calculation is not intended to be indicative of the fair market value of our proved reserves or future results. Impairment charges do not affect cash flow from operating activities, but do adversely affect our net income and stockholders’ equity.  Any recorded impairment of oil and gas properties is not reversible at a later date.”

Comment:

2.              We note that, in response to lower prices, your exploration and development budget for 2015 is substantially lower than actual expenditures for 2014.  If the development plans underlying your estimates of proved reserves will not be undertaken if prices do not increase, revise your disclosure to quantify the extent to which proved reserves are associated with such plans.  See Section V of SEC Release 33-8350.

Response:

Our development plans with respect to estimates of proved reserves have not been materially impacted by our initial response to lower prices.  Were we to maintain an exploration and development budget in future years consistent with that projected in 2015, our capital expenditures would be more than sufficient to execute the development plans underlying our estimates of proved reserves, including the conversion of proved undeveloped reserves to proved developed within five years of initial disclosure.  In addition, we have recently taken steps to further enhance our liquidity through a public stock offering in May 2015 with net proceeds of approximately $730 million with the intent of increasing drilling and completion activity in 2016 (relative to 2015 projections).

However, we propose that future disclosures regarding our exploration and development budgets, beginning with our Form 10-Q for the quarter ended June 30, 2015, will include the following sentence when appropriate:  “Based on our current development plans, our estimates of proved reserves have not been materially impacted by our response to lower prices.”

We appreciate your input and have considered your comments in great detail.  Should you have any questions regarding these responses, please do not hesitate to contact Francis Barron (Senior Vice President-General Counsel, Secretary) at (303) 285-4968.  Thank you for your consideration.

Sincerely,

CIMAREX ENERGY CO.

By:	/s/ Paul Korus
Paul Korus
Senior Vice President and Chief Financial Officer